UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027441

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 27 2008
Washington, DC
112

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maxwell Simon, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

316 Natcher Ave S
(No. and Street)

Golden Valley	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Goodmanson **612-805-0556**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

03/05/08

OATH OR AFFIRMATION

I, Robert Goodmanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Simon, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

KRISTINE M. LITTEL
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan 31, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL SIMON, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2007

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MAXWELL SIMON, INC.

We have audited the statement of financial condition of Maxwell Simon, Inc. as of December 31, 2007 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly in all material respects, the financial position of Maxwell Simon, Inc. as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2008

MAXWELL SIMON, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

		2007
ASSETS		
ASSETS		
Cash	$	14,067
TOTAL ASSETS	$	14,067
LIABILITIES		
LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, $.01 par value, 1,000,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		121,663
TOTAL CAPITAL CONTRIBUTED		121,664
RETAINED EARNINGS (DEFICIT)		(107,597)
TOTAL STOCKHOLDER'S EQUITY		14,067
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,067

See Notes to Financial Statements

MAXWELL SIMON, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

		2007
REVENUE		
NASD special payment	$	35,000
TOTAL REVENUE		35,000
EXPENSES		
Operating expense		18,353
TOTAL EXPENSES		18,353
NET INCOME	$	16,647

See Notes to Financial Statements

MAXWELL SIMON, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2006	$ 1	$ 121,663	$ (94,244)	$ 27,420
Distributions			(30,000)	(30,000)
Net income			16,647	16,647
Balance, December 31, 2007	$ 1	$ 121,663	$ (107,597)	$ 14,067

See Notes to Financial Statements

MAXWELL SIMON, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	16,647
Adjustments to reconcile net income to net cash flows from operating activities:		
Increase (decrease) in operating liabilities:		
Accounts payable		(500)
NET CASH FLOWS FROM OPERATING ACTIVITIES		16,147
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distribution		(30,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(30,000)
NET INCREASE (DECREASE) IN CASH		(13,853)
CASH, BEGINNING OF YEAR		27,920
CASH, END OF YEAR	$	14,067

See Notes to Financial Statements

MAXWELL SIMON, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

MSRJG Holdings, LLC (MSRJG) acquired all of the outstanding stock of Marquette Investment Services, Inc. (Marquette) a registered broker-dealer of securities on October 10, 2007. Subsequent to the acquisition of Marquette, management changed the name of the company to Maxwell Simon, Inc. The operations of Marquette had consisted of providing customers with investment advice with respect to securities, it however had been inactive for most of the previous year.

Nature of business – Maxwell Simon, Inc.(Maxwell Simon) has been inactive since its acquisition by MSRJG pending the approval of its application for membership with the Financial Industry regulatory Authority (FINRA). Maxwell Simon's planned operations will be principally to provide security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company will serve customers throughout the United States but its customers will primarily be concentrated in the Upper Midwest.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition. At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of estimate – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income taxes – Prior to the Company's acquisition by MSRJC, the Company filed a consolidated tax return with its parent company who, with the consent of its stockholders, had elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

Recently Issued Accounting Pronouncements:

FIN 48 - During June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for year ended 2009 and the Company is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

(1) Nature of business and significant accounting policies (continued)

Recently Issued Accounting Pronouncements (continued):

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provisions of SFAS 157 in 2008 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

SFAS 159 - In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This Statement provides companies with an option to measure, at specified election dates, certain financial instruments at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS No. 159 on its financial statements.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2007, the Company's net capital of $14,067 was $9,067 in excess of the required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0 to 1.

(3) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(4) Line of credit

On November 28, 2007 the Company obtained a letter of credit as security for certain facility construction costs relating to the pending lease for its operating facilities. No amounts had been draw upon the letter of credit as of December 31, 2007.

(5) Financial Industry Regulatory Authority

Effective July 2007 The NASD and The New York Stock Exchange member regulation functions consolidated to form a new Broker Dealer compliance organization called Financial Industry Regulatory Authority (FINRA). In order to facilitate the merger each NASD member organization was paid $35,000. This fee is included in revenues in 2007.

(6) Subsequent events

On January 18, 2008 the Company received notification from FINRA that its application for membership was approved and that it could commence its intended operations.

The Company has negotiated a lease for office space that was contingent upon the approval of its application for FINRA membership. The lease term will commence on the first business day following substantial completion of the tenant improvements and run for sixty-three months. The lease calls monthly payments of amounts ranging from $4,367 to $4,747 over the lease term plus common area charges. The Company expects the tenant improvements to be completed in March 2008.

During January 2008 MSRJG contributed additional capital to the Company in the amount of $870,000.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MAXWELL SIMON, INC.

We have audited the financial statements of Maxwell Simon, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Maxwell Simon, Inc. taken as a whole. However, as discussed below, we identified a certain deficiency in internal control over financial reporting that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Maxwell Simon, Inc's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2008

END